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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                Sequa Corporation
                                (Name of Issuer)

                       Class A Common Stock, no par value
                         (Title of Class of Securities)

                                    81732 010
                                 (CUSIP Number)

                              Neal T. Dorman, Esq.
                              Hartman & Craven LLP
                               488 Madison Avenue
                               New York, NY 10022
                                 (212) 753-7500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                 April 13, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 81732 010

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                                    INSTRUCTIONS)    (a)
                                                        -----
                                                     (b)
                                                        -----

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                           00

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

           NUMBER OF                           7)    SOLE VOTING POWER
           SHARES                                    0
           BENEFICIALLY                        8)    SHARED VOTING POWER
           OWNED BY                                  472,823
           EACH                                9)    SOLE DISPOSITIVE POWER
           REPORTING                                 0
           PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                     472,823

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           472,823

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.3 (1)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                           OO

         (1) Based on 7,110,823 shares outstanding at March 1, 2004, as disclosed by the Issuer in its Form 10-K for the year ended December 31, 2003.



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                                  SCHEDULE 13D

CUSIP No. 81732 010

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Gail Binderman

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                                    INSTRUCTIONS)    (a)
                                                        -----
                                                     (b)
                                                        -----

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                           00

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

           NUMBER OF                           7)    SOLE VOTING POWER
           SHARES                                    0
           BENEFICIALLY                        8)    SHARED VOTING POWER
           OWNED BY                                  472,823
           EACH                                9)    SOLE DISPOSITIVE POWER
           REPORTING                                 0
           PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                     472,823

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           472,823

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.3 (1)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                           IN

         (1) Based on 7,110,823 shares outstanding at March 1, 2004, as disclosed by the Issuer in its Form 10-K for the year ended December 31, 2003.

                                  SCHEDULE 13D

CUSIP No. 81732 010

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Alexander

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                                        INSTRUCTIONS)    (a)
                                                            -----
                                                         (b)
                                                            -----

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                           00

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

           NUMBER OF                           7)    SOLE VOTING POWER
           SHARES                                    0
           BENEFICIALLY                        8)    SHARED VOTING POWER
           OWNED BY                                  472,823
           EACH                                9)    SOLE DISPOSITIVE POWER
           REPORTING                                 0
           PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                     472,823

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  472,823

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3 (1)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

         (1) Based on 7,110,823 shares outstanding at March 1, 2004, as disclosed by the Issuer in its Form 10-K for the year ended December 31, 2003.

                                  SCHEDULE 13D
CUSIP No. 81732 010

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sharon Zoffness

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                                        INSTRUCTIONS)    (a)
                                                            -----
                                                         (b)
                                                            -----

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                           00

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

           NUMBER OF                           7)    SOLE VOTING POWER
           SHARES                                    0
           BENEFICIALLY                        8)    SHARED VOTING POWER
           OWNED BY                                  472,823
           EACH                                9)    SOLE DISPOSITIVE POWER
           REPORTING                                 0
           PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                     472,823

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  472,823

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3 (1)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

         (1) Based on 7,110,823 shares outstanding at March 1, 2004, as disclosed by the Issuer in its Form 10-K for the year ended December 31, 2003.

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Item 1.  Security and Issuer.

         This Statement relates to the Class A common stock, no par value (the "Class A Stock"), of Sequa Corporation (the "Company"). The Company's principal executive offices are located at 200 Park Avenue, New York, New York 10166.

Item 2.  Identity and Background.

(a)-(c), (f) This Statement is filed by Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004, a trust established under the laws of the State of New York (the "April 2004 Trust"), Gail Binderman ("Binderman"), Mark Alexander ("Alexander") and Sharon Zoffness ("Zoffness" and collectively with Binderman and Alexander the "Trustees").

The principal business of the April 2004 Trust is to hold certain property for the benefit of Norman E. Alexander, his wife and his estate and/or issue. The April 2004 Trust has a principal place of business and principal office at c/o Hartman & Craven LLP, 488 Madison Avenue, New York, New York.

Binderman is employed as Strategic Development Liasion and Investment Officer by Ampacet Corporation, a New York corporation engaged in the plastic colors and concentrates business with principal executive offices located at 660 White Plains Road, Tarrytown, New York. Alexander is a self-employed physician. Zoffness is a homemaker. Each of the Trustees is a United States citizen and has a business address at c/o Hartman & Craven LLP, 488 Madison Avenue, New York, New York. The Trustees are the children of Norman E. Alexander.

(d)-(e) None of the April 2004 Trust or any of the Trustees has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 13, 2004 the April 2004 Trust was formed and Binderman, Alexander and Zoffness were named as the trustees thereof. Norman E. Alexander granted 125,385 shares of Class A Stock to the April 2004 Trust on the formation date of the April 2004 Trust. Norman E. Alexander is a beneficiary of the April 2004 Trust.

Item 4.  Purpose of Transaction.

(a)- (j) The shares of Class A Stock owned by the April 2004 Trust are held for investment purposes.

Except as described in this Item 4, neither the April 2004 Trust nor the Trustees have any present plans or proposals that would relate to or result in
(i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company or management of the Company including any plans or proposals to change the number or term of directors or to fill any

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existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Each of the April 2004 Trust and the Trustees beneficially owns (as defined by Rule 13d-3 under the Act) 472,823 shares, or 6.3% of the shares, of Class A Stock outstanding as of March 1, 2004. 347,438 shares of Class A Stock are issuable upon conversion of the 347,438 shares of Class B common stock, no par value (the "Class B Stock"), beneficially owned by the April 2004 Trust and by the Trustees. The April 2004 Trust and the Trustees have filed a Schedule 13D concurrently with the filing of this Statement with respect to the Class B Stock.

(b) Each of the April 2004 Trust and the Trustees has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 472,823 shares of Class A Stock.

(c) Except for the grant of the 125,385 shares of Class A Stock to the April 2004 Trust on April 13, 2004, neither the April 2004 Trust nor any of the Trustees effected any transaction in the Class A Stock during the past sixty days.

(d) The beneficiaries of the April 2004 Trust are entitled to receive dividends or proceeds from the sale of shares of Class A Stock by the April 2004 Trust. Norman E. Alexander, who owns more than 5% of the shares of Class A Stock, is a beneficiary of the April 2004 Trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Norman E. Alexander formed the April 2004 Trust and contributed 125,385 shares of Class A Stock of the Company thereto. Binderman, Alexander and Zoffness were named as the trustees of the April 2004 Trust and, as such, each of such individuals has shared voting power and investment power over said shares of Class A Stock and the 347,438 shares of Class A Stock issuable upon conversion of the Class B Stock. Norman E. Alexander, his wife, and his estate and/or issue are beneficiaries of the April 2004 Trust.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1      Indenture dated April 13, 2004.

         Exhibit 2      Joint Filing Agreement.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2004

                                     Gail Binderman, Mark Alexander and Sharon
                                     Zoffness as Trustees u/i dtd April 13, 2004

                                     By:   /s/ Gail Binderman
                                           -------------------------
                                           Gail Binderman
                                           Trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2004
                                           /s/ Gail Binderman
                                           -------------------------
                                           Gail Binderman





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2004
                                           /s/ Mark Alexander
                                           -------------------------
                                           Mark Alexander



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2004
                                           /s/ Sharon Zoffness
                                           -------------------------
                                           Sharon Zoffness

                                  EXHIBIT INDEX



Exhibit 1         Indenture dated April 13, 2004

Exhibit 2         Joint Filing Agreement